(As filed with the Securities and Exchange Commission May 17, 2000)

                                                            File No. 70-[    ]
                                                                         ----
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                New NiSource Inc.
                                  NiSource Inc.
                     Northern Indiana Public Service Company
                           Kokomo Gas and Fuel Company
                     Northern Indiana Fuel and Light Company
                                 EnergyUSA, Inc.
                              Primary Energy, Inc.
                         NiSource Capital Markets, Inc.
                             NiSource Finance Corp.
                          NiSource Pipeline Group, Inc.
                            IWC Resources Corporation
                       NiSource Development Company, Inc.
                            NI Energy Services, Inc.
                    Hamilton Harbour Insurance Services, Ltd.
                       NiSource Corporate Services Company
                              801 East 86th Avenue
                        Merrillville, Indiana 46410-6272

                              Bay State Gas Company
                            Northern Utilities, Inc.
                               300 Friberg Parkway
                      Westborough, Massachusetts 01581-5039

                              Columbia Energy Group
                            13880 Dulles Corner Lane
                          Herndon, Virginia 20171-4600

                         Columbia Gas of Kentucky, Inc.
                           Columbia Gas of Ohio, Inc.
                         Columbia Gas of Maryland, Inc.
                       Columbia Gas of Pennsylvania, Inc.
                         Columbia Gas of Virginia, Inc.
                             200 Civic Center Drive
                              Columbus, Ohio 43215

                    Columbia Energy Group Service Corporation
                            Columbia LNG Corporation
                      Columbia Atlantic Trading Corporation
                      Columbia Energy Services Corporation
                    Columbia Energy Group Capital Corporation
                          Columbia Pipeline Corporation

                          Columbia Finance Corporation
                            13880 Dulles Corner Lane
                          Herndon, Virginia 20171-4600

                          Columbia Electric Corporation
                            13880 Dulles Corner Lane
                          Herndon, Virginia 20171-4600

                         Columbia Energy Resources, Inc.
                           c/o 900 Pennsylvania Avenue
                         Charleston, West Virginia 25302

                      Columbia Gas Transmission Corporation
                Columbia Transmission Communications Corporation
                            12801 Fair Lakes Parkway
                          Fairfax, Virginia 22030-0146

                       Columbia Gulf Transmission Company
                             2603 Augusta, Suite 125
                              Houston, Texas 77057

                      Columbia Network Services Corporation
                                1600 Dublin Road
                            Columbus, Ohio 43215-1082

                          Columbia Propane Corporation
                        9200 Arboretum Parkway, Suite 140
                            Richmond, Virginia 23236

                      Columbia Insurance Corporation, Ltd.
                              20 Parliament Street
                                 P.O Box HM 649
                             Hamilton HM CX, Bermuda

                  (Names of companies filing this statement and
                   addresses of principal executive offices)
              -----------------------------------------------------

                                NEW NISOURCE INC.
                                NISOURCE INC.(1)

 (Name of top registered holding company parent of each applicant or declarant)

             -------------------------------------------------------




---------------------------
(1) Depending on the form of the transaction described in Item 1, either New NiSource Inc. or NiSource Inc. will register upon completing its acquisition of Columbia Energy Group.

                                 Mark T. Maassel
                 Vice President, Regulatory & Government Policy
                                  NiSource Inc.
                              801 East 86th Avenue
                        Merrillville, Indiana 46410-6272

                           J. W. Trost, Vice President
                    Columbia Energy Group Service Corporation
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                   (Names and addresses of agents for service)
            --------------------------------------------------------

    The Commission is requested to mail copies of all orders, notices and other communications to:

        Peter V. Fazio, Jr., Esq.            William T. Baker, Jr., Esq.
        Schiff Hardin & Waite                Thelen Reid & Priest LLP
        6600 Sears Tower                     40 West 57th Street
        Chicago, Illinois  60606-6473        New York, New York  10019

        William C. Weeden                    William S. Lamb, Esq.
        Skadden, Arps, Slate, Meagher        Joanne C. Rutkowski, Esq.
           & Flom LLP                        LeBoeuf, Lamb, Greene & MacRae LLP
        1440 New York Avenue, N.W.           125 West 55th Street
        Washington, D.C.  20005              New York, New York  10019-5389

                                TABLE OF CONTENTS


ITEM 1.         DESCRIPTION OF PROPOSED TRANSACTION.....................1
                -----------------------------------

         1.1    INTRODUCTION............................................1
                ------------
         1.2    DESCRIPTION OF NISOURCE AND ITS SUBSIDIARIES............1
                --------------------------------------------
         1.3    CAPITAL STRUCTURE OF NISOURCE...........................3
                -----------------------------
                  1.3.1  Securities Issued in the Merger................3
                         -------------------------------
                  1.3.2  Other Outstanding Securities and
                         --------------------------------
                         Obligations of NiSource........................4
                         -----------------------
         1.4    CURRENT FINANCING AUTHORIZATION OF COLUMBIA
                -------------------------------------------
                ENERGY GROUP............................................5
                ------------
         1.5    SUMMARY OF REQUESTED APPROVALS..........................6
                ------------------------------
         1.6    USE OF PROCEEDS.........................................9
                ---------------
         1.7    DESCRIPTION OF PROPOSED FINANCING PROGRAM...............9
                -----------------------------------------
                  1.7.1  Continuation, Extension, or Renewal
                         -----------------------------------
                         of Acquisition Debt...........................10
                         -------------------
                  1.7.2  NiSource External Financing after the Merger..10
                         --------------------------------------------
                  1.7.3  NiSource Utility Subsidiary Financing.........15
                         -------------------------------------
                  1.7.4  Non-Utility Subsidiary Financing..............15
                         --------------------------------
         1.8    GUARANTEES.............................................16
                ----------
                  1.8.1  NiSource Guarantees...........................16
                         -------------------
                  1.8.2  Non-Utility Subsidiary Guarantees.............16
                         ---------------------------------
         1.9  HEDGING TRANSACTIONS.....................................17
              --------------------
                  1.9.1  Interest Rate Hedges..........................17
                         --------------------
                  1.9.2  Anticipatory Hedges...........................17
                         -------------------
         1.10  CHANGES IN CAPITAL STOCK OF SUBSIDIARIES................18
               ----------------------------------------
         1.11  FINANCING SUBSIDIARIES..................................18
               ----------------------
         1.12  INTERMEDIATE SUBSIDIARIES AND SUBSEQUENT
               ----------------------------------------
               REORGANIZATIONS.........................................19
               ---------------
         1.13 SALES OF SERVICES AND GOODS AMONG SUBSIDIARIES...........21
              ----------------------------------------------
                  1.13.1  Continuation of Certain Existing
                          --------------------------------
                          Arrangements with NiSource Utility
                          ----------------------------------
                          Subsidiaries.................................21
                          ------------
                  1.13.2  Sales and Service Contracts Among
                          ---------------------------------
                          Non-Utility Subsidiaries.....................22
                          ------------------------
         1.14 ACTIVITIES OF RULE 58 SUBSIDIARIES OUTSIDE THE
              ----------------------------------------------
              UNITED STATES............................................23
              -------------
         1.15  PAYMENT OF DIVIDENDS OUT OF CAPITAL AND
               ---------------------------------------
               UNEARNED SURPLUS........................................25
               ----------------
                  1.15.1  Payment of Dividends by Columbia and its
                          ----------------------------------------
                          Utility Subsidiaries.........................25
                          --------------------
                  1.15.2  Payment of Dividends by Non-Utility
                          -----------------------------------
                          Subsidiaries.................................27
                          ------------------------------------------
         1.16  TAX ALLOCATION AGREEMENT................................28
               ------------------------
         1.17  CERTIFICATES OF NOTIFICATION............................29
               ----------------------------

ITEM 2.  FEES, COMMISSIONS AND EXPENSES................................30
         ------------------------------

ITEM 3.  APPLICABLE STATUTORY PROVISIONS...............................31

         3.1  GENERAL..................................................31
              -------
         3.2  COMPLIANCE WITH RULES 53 AND 54..........................31
              -------------------------------

ITEM 4.  REGULATORY APPROVAL...........................................32
         -------------------

ITEM 5.  PROCEDURE.....................................................32
         ---------

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.............................32
         ---------------------------------

         A.  EXHIBITS..................................................32
             --------
         B.  FINANCIAL STATEMENTS......................................34
             --------------------

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.......................35
         ---------------------------------------

ITEM 1.    DESCRIPTION OF PROPOSED TRANSACTION
           -----------------------------------

          1.1  INTRODUCTION.  New NiSource Inc. ("New NiSource"), a Delaware
               ------------
corporation, is currently a wholly owned subsidiary of NiSource Inc. ("NiSource"), an Indiana corporation. In a separate proceeding,(2) New NiSource and NiSource have filed an Application/Declaration on Form U-1 (the "Merger Application") pursuant to Sections 9 and 10 and other applicable provisions of the Public Utility Holding Company Act of 1935 (the "Act") in which they are seeking approval for the acquisition by New NiSource of all of the issued and outstanding common stock of NiSource and Columbia Energy Group, a Delaware corporation ("Columbia"), through mergers of separate subsidiaries of New NiSource with and into each of NiSource and Columbia, followed by the merger of NiSource into New NiSource (the "Preferred Merger"). Upon consummation of these transactions, New NiSource will immediately be renamed "NiSource Inc." In the alternative, the Merger Application seeks Commission approval for the acquisition by NiSource of the issued and outstanding common stock of Columbia through the merger of a wholly owned subsidiary of NiSource with and into Columbia (the "Alternative Merger").(3)

          These two forms of the merger transaction are referred to collectively as the "Merger" throughout the remainder of this Application/Declaration. Upon consummation of the Merger, New NiSource or NiSource, depending on which form the Merger takes, will register as a holding company pursuant to Section 5 of the Act. For ease and simplicity, the new registered holding company after the Merger is referred to throughout the remainder of this Application/Declaration as "NiSource," whether it is the survivor of the NiSource/New NiSource merger (in the Preferred Merger) or the current NiSource (in the Alternative Merger), except in those instances when references to "New NiSource" are required in order to distinguish it from the current NiSource prior to the merger of NiSource into New NiSource in the Preferred Merger.

         This Application/Declaration seeks authorization and approval of the Commission with respect to the post-merger financing activities of the NiSource and its subsidiaries, intrasystem guarantees, the maintenance and creation of specified types of new subsidiaries, the payment of dividends out of capital and unearned surplus and other related matters pertaining to the Applicants after NiSource registers under the Act.

         1.2  DESCRIPTION OF NISOURCE AND ITS SUBSIDIARIES. Upon completion
              --------------------------------------------
of the Merger, NiSource will own, directly or indirectly, all of the issued and outstanding common stock of ten public utility subsidiary companies. These include the current wholly-owned utility subsidiaries of NiSource: Northern Indiana Public Service Company ("Northern Indiana"), Kokomo Gas and Fuel Company ("Kokomo") and Northern Indiana Fuel and Light Company, Inc. ("NIFL"), all of which operate exclusively in Indiana, Bay State Gas Company ("Bay State"), which operates in Massachusetts, and Northern Utilities, Inc. ("Northern"), which

------------------------------
(2)  See File No. 70-9551.
(3) The Alternative Merger structure will be implemented in the event that NiSource's shareholders do not approve the Preferred Merger. No additional corporate or regulatory approvals would be required to implement the Alternative Merger. NiSource's shareholders will meet on June 1, 2000 to vote on approving the Preferred Merger, after which NiSource will promptly inform the Commission of the result.

operates in New Hampshire and contiguous areas in southern Maine (collectively, the "NiSource Utility Subsidiaries"); and the five current wholly-owned utility subsidiaries of Columbia: Columbia Gas of Kentucky, Inc. ("Columbia Kentucky"), Columbia Gas of Maryland, Inc. ("Columbia Maryland"), Columbia Gas of Ohio, Inc. ("Columbia Ohio"), Columbia Gas of Pennsylvania, Inc. ("Columbia Pennsylvania") and Columbia Gas of Virginia, Inc. ("Columbia Virginia"), which distribute gas in portions of Kentucky, Maryland, Ohio, Pennsylvania and Virginia (collectively, the "Columbia Utility Subsidiaries," and together with the NiSource Utility Subsidiaries, the "Utility Subsidiaries").

         Upon completion of the Merger, NiSource will also hold, directly or indirectly, all of the non-utility subsidiaries and investments owned by NiSource, as well as those currently owned by Columbia. NiSource's principal direct non-utility subsidiaries include EnergyUSA, Inc. ("EnergyUSA"), which serves as a holding company with management responsibility for many of NiSource's non-utility subsidiaries and investments, including subsidiaries engaged in utility line locating and marking, pipeline construction, energy marketing, gas storage, and energy management services; Primary Energy, Inc., which develops and invests in cogeneration and other large industrial energy facilities; IWC Resources Corporation ("IWC Resources"), a holding company for several water distribution companies;(4) NiSource Pipeline Group, Inc., a holding company for NiSource's investments in interstate pipeline companies; NiSource Development Company, Inc., which holds investments in various businesses, primarily in real estate, that are intended to complement NiSource's energy businesses; NiSource Capital Markets, Inc. ("Capital Markets"), which provides financing for NiSource's subsidiaries other than Northern Indiana and, in certain respects, IWC Resources and Bay State; and NiSource Corporate Services Company ("Corporate Services"), which provides management, administrative, gas portfolio management and other services to NiSource companies. Columbia's material direct non-utility subsidiaries include Columbia Gas Transmission Corporation and Columbia Gulf Transmission Company, which are interstate pipeline companies; Columbia Electric Corporation, which develops, owns and operates cogeneration facilities and "exempt wholesale generator" ("EWG") facilities; Columbia Propane Corporation, which directly and through subsidiaries of its own purchases and sells propane and petroleum products; and Columbia Energy Resources, Inc, which, through subsidiaries, explores for, develops, gathers and produces natural gas and oil in the United States and Canada.

         NiSource will maintain Columbia as a direct wholly-owned subsidiary after the Merger. Columbia, which will remain a registered holding company, will in turn hold all of the voting securities of the Columbia Utility Subsidiaries and its investments in other direct and indirect non-utility subsidiaries. Applicants expect that Columbia will continue to supply substantially all of the capital required by its subsidiaries.

         A more complete description of NiSource and Columbia and their respective subsidiaries is contained in the Merger Application, to which reference is made.


--------------------------------------
(4) As stated in the Merger Application, the water properties of IWC Resources are not expected to be retainable under the standards of Section 11(b)(1) of the Act.

         As used in the remainder of this Application/Declaration, the term "Non-Utility Subsidiaries" shall mean each of the direct and indirect non-utility subsidiaries of NiSource (including Columbia and the subsidiaries owned directly or indirectly by Columbia prior to the Merger) as of the effective date of the Merger. The term "Non-Utility Subsidiaries" also includes any direct or indirect non-utility subsidiary acquired or formed by NiSource after the effective date of the Merger in a transaction that has been approved by the Commission in this proceeding (see specifically Items 1.11 and 1.12) or in a separate proceeding, or in a transaction that is exempt under the Act (specifically, Sections 32, 33 and 34) or the rules thereunder (including, specifically, Rule 58). The term "Subsidiaries" means the Utility Subsidiaries and the Non-Utility Subsidiaries. NiSource and the Subsidiaries are sometimes hereinafter collectively referred to as the "NiSource System" or as the "Applicants."

         1.3  CAPITAL STRUCTURE OF NISOURCE.
              -----------------------------

         1.3.1 Securities Issued in the Merger. The authorized capital
               -------------------------------
stock of New NiSource consists of 420,000,000 shares, $0.01 par value, of which 400,000,000 are common shares ("Common Stock"), and 20,000,000 are preferred shares ("Preferred Stock"),(5) of which 4,000,000 have been designated as Series A Junior Participating Preferred Shares and reserved for issuance under New NiSource's Shareholder Rights Agreement ("Rights Plan") (Exhibit B-2 hereto). In the Preferred Merger, New NiSource will issue approximately 121.1 million shares of Common Stock in exchange for the outstanding common stock of NiSource, based on the number of such shares outstanding on April 30, 2000, and, assuming 30% of the outstanding Columbia shares are exchanged for Common Stock, approximately
109.2 million shares of Common Stock in exchange for the outstanding common stock of Columbia.(6)

         In addition, New NiSource will issue Stock Appreciation Income Linked Securities(SM) ("SAILS(SM)") as part of the Preferred Merger, which will result in the issuance of between 6.4 million and 9.0 million shares of Common Stock on the fourth anniversary of the transaction (the actual number will depend on the NiSource stock price), assuming 30% of the outstanding Columbia shares are exchanged for the stock consideration in the Preferred Merger.

         If the parties effect the transaction by the Alternative Merger, NiSource will not issue any Common Stock in the Merger. Instead, it will issue SAILS(SM) that will result in the issuance of between 10.6 million and 14.9 million shares of NiSource's Common Stock on the fourth anniversary of the transaction (the actual number will depend on the NiSource stock price).

         The cash portion of the consideration paid to Columbia shareholders in the Merger will range from approximately $4 billion, assuming 30% of the outstanding Columbia shares are exchanged for the NiSource stock consideration in the Preferred Merger, to approximately $6 billion, if all of the Columbia shares are exchanged for the cash and SAILS(SM) consideration in the Preferred Merger or in the Alternative Merger. NiSource has organized a special purpose

----------------------------
(5) NiSource has the same number of authorized shares of common and preferred stock as New NiSource, but without par value.
(6) The actual number of shares of Common Stock issued in the Merger will depend upon, among other things, the number of NiSource and Columbia common shares outstanding on the date on which the Merger is consummated and the elections made by Columbia's shareholders.

financing subsidiary, NiSource Finance Corp. ("NiSource Finance"), to facilitate financing the cash portion of the Merger consideration and other costs associated with the Merger. NiSource Finance will make unsecured short-term borrowings under a 364-day revolving credit facility, with the option to convert outstanding loans at the expiration of such period to term loans maturing 364 days thereafter (the "Acquisition Debt"). The Acquisition Debt will be guaranteed by NiSource.

         Assuming that the transaction is accomplished under the Preferred Merger structure and the holders of the maximum number of Columbia's shares (30%) elect to exchange their stock for NiSource Common Stock, and that certain non-core assets of NiSource and/or Columbia are sold before or shortly after the Merger, common equity as a percentage of NiSource's pro forma consolidated capitalization will be no less than 28.5%, which the Commission found acceptable in The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15,
2000). Under this scenario, NiSource will be able to maintain an investment grade rating for its long-term debt.

         1.3.2  Other Outstanding Securities and Obligations of NiSource.
                --------------------------------------------------------

         In February 1999, NiSource issued 6,000,000 Premium Income Equity Securities(SM) ("PIES(SM)"). Each PIES is a unit consisting of a stock purchase contract issued by NiSource and a preferred security issued by NIPSCO Capital Trust I ("Capital Trust"), a special purpose financing subsidiary of Capital Markets. The stock purchase contracts obligate the holders thereof to purchase from NiSource, no later than February 19, 2003, for a price of $50, a number of shares of NiSource Common Stock based on the closing price for NiSource Common Stock over a 20-day period prior to such date. Based on NiSource's trading price as of March 31, 2000, the aggregate number of shares of Common Stock that NiSource would issue pursuant to the PIES is approximately
13.1 million. Each preferred security has a stated liquidation amount of $50, and represents an undivided ownership interest in the assets of Capital Trust and is guaranteed by Capital Markets. The assets of Capital Trust consist solely of the debentures of Capital Markets maturing on February 19, 2005 that Capital Trust purchased with the net proceeds of the offering ($345 million) plus equity invested by Capital Markets ($10.7 million).

         NiSource also currently maintains certain credit arrangements for the benefit of its subsidiaries that will remain outstanding following the Merger. Specifically, under the terms of a Support Agreement, dated April 4, 1989, as amended, between NiSource and Capital Markets (see Exhibit B-1), NiSource is obligated to make payments of interest and principal on Capital Markets' obligations in the event of a failure to pay by Capital Markets. Restrictions in the Support Agreement prohibit recourse on the part of Capital Markets' creditors against the stock and assets of Northern Indiana which are owned by NiSource. Capital Markets has entered into revolving credit agreements for $200 million, which may be used to support the issuance of commercial paper. At March 31, 2000, Capital Markets had issued $130.5 million in commercial paper but there were no borrowings outstanding under the revolving credit agreements. Capital Markets also has $163.0 million available in money market lines of credit with $121.5 million of borrowings outstanding as of March 31, 2000. At March 31, 2000, Capital Markets also had outstanding $300 million of medium-term notes having various maturities between April 2004 and May 2027.

         In addition, the Support Agreement backs various guarantees and other forms of credit support that have been provided by Capital Markets for the benefit of non-utility subsidiaries of NiSource. These include guarantees of securities issued by other subsidiaries, lease payment obligations, obligations under energy marketing contracts, obligations of cogeneration affiliates under operations and maintenance agreements, surety bonds and indemnification obligations. At March 31, 2000, the maximum potential financial exposure of Capital Markets under all of these guarantees was approximately $1 billion.

         1.4   CURRENT FINANCING AUTHORIZATION OF COLUMBIA ENERGY GROUP
               --------------------------------------------------------

         Columbia currently has financing authority derived from three orders (collectively, the "Columbia Financing Orders"). By order dated June 8, 1999,(7) Columbia has authority to issue and sell equity and long-term debt securities in an amount not to exceed $6 billion at any one time outstanding through December 31, 2003. In addition, Columbia is authorized to "enter into guarantee arrangements, obtain letters of credit, and otherwise provide credit support" for its subsidiary companies in an amount not to exceed $5 billion at any one time outstanding through December 31, 2003. By order dated December 22, 1997,(8) Columbia has the authority to issue and sell short-term debt securities (that is, debt securities with maturities of one year or less) in an amount not to exceed $2 billion at any one time outstanding through December 31, 2003. Short-term debt may include borrowings under a revolving credit facility, the issuance of commercial paper, bid notes to individual banks participating in the revolving credit facility, or medium-term notes issued under the Indenture, dated November 28, 1995, between Columbia and Marine Midland Bank, as amended. The order also authorizes four of the Columbia Utility Subsidiaries (Columbia Ohio, Columbia Pennsylvania, Columbia Kentucky, and Columbia Maryland) to make direct borrowings from Columbia.(9) Columbia's Utility Subsidiaries and certain non-utility subsidiaries also may make short-term borrowings through the Columbia system money pool. Various restrictions on Columbia's current financing authority are set forth in an order dated December 23, 1996.(10)

         Under the Columbia Financing Orders, the effective cost of money on debt may not exceed 300 basis points over comparable term U.S. treasury securities; and the effective cost of money on preferred stock and other fixed income securities may not exceed 500 basis points over 30-year term U.S. treasury securities. Bid notes must bear interest rates comparable to, or lower than, those available through other proposed forms of short-term borrowing with similar terms and have maturities not exceeding 270 days. The underwriting fees, commissions, or other similar remuneration paid in connection with the non-competitive bid issue, sale or distribution of any securities may not exceed 5% of the principal or total amount of the financing.

         Columbia is authorized under the Columbia Financing Orders to utilize the proceeds of authorized financing for general and corporate purposes including: (a) financing, in part, of the capital expenditures of Columbia and

---------------------------
(7)   Columbia Energy Group, Holding Co. Act Release No. 27035 (June 8, 1999).
(8)   The Columbia Gas System, Inc., Holding Co. Act Release No. 26798 (Dec. 22,
1997).
(9) Columbia Energy Group Service Corporation and Columbia's non-utility subsidiaries rely upon Rule 52 for borrowings from Columbia.
(10)  The Columbia Gas System, Inc., Holding Co. Act Release No. 26634 (Dec. 23,
1996).

its subsidiaries; (b) in the case of short-term debt, financing gas storage inventories, other working capital requirements and capital spending of the Columbia system; (c) the acquisition of interests in EWGs and "foreign utility companies" ("FUCOs"); (d) the acquisition, retirement, or redemption of securities of which Columbia is an issuer without the need for prior Commission approval pursuant to Rule 42 or a successor rule; and/or (e) the acquisition of the securities of nonutility companies as permitted under any rule of the Commission permitting such acquisitions.

         The Applicants are not requesting any changes to the amounts or types of securities and guarantees that Columbia and the Columbia Utility Subsidiaries are authorized to issue under the terms of the Columbia Financing Orders. Following the Merger, Columbia will continue to provide capital required by its subsidiaries by issuing short-term and long-term debt securities. Any common equity required by Columbia after the Merger will be provided by NiSource within the limits set forth below in Item 1.7. NiSource proposes to make open account advances or cash capital contributions to Columbia, purchase additional shares of Columbia common stock, and/or make loans, directly or through a Financing Subsidiary, evidenced by Columbia's promissory notes. The interest rate and maturity on any borrowings by Columbia from NiSource, or its Financing Subsidiary, will parallel the effective cost and maturity of a comparable debt security issued by the lender.

         1.5  SUMMARY OF REQUESTED APPROVALS. The Applicants request
              ------------------------------
approval for a program of external financing, credit support arrangements, and other related proposals following the registration of NiSource under the Act for the period through December 31, 2003 ("Authorization Period"),(11) as follows:

         (i) NiSource requests authorization to maintain the facility under which the Acquisition Debt is issued, including any extensions, renewals or replacements thereof during the Authorization Period.

         (ii) NiSource requests authority to issue and sell from time to time Common Stock and Preferred Stock and, directly or indirectly through one or more Financing Subsidiaries (as described in Item 1.11), unsecured long-term indebtedness ("Long-term Debt") and other forms of preferred or equity-linked securities having maturities of up to 50 years. The aggregate amount of all such Common Stock, Preferred Stock, Long-term Debt and other forms of preferred or equity-linked securities at any time outstanding during the Authorization Period shall not exceed $12 billion, provided that shares of Common Stock that are issuable with respect to the SAILS(SM) and the outstanding PIES(SM), as described above, and shares of Preferred Stock issued pursuant to the Rights Plan will not count against this limit. In addition, NiSource requests authority to issue and sell from time to time, directly or indirectly through one or more Financing Subsidiaries, unsecured short-term indebtedness having maturities of less than one year ("Short-term Debt") in an aggregate principal amount at any time outstanding not to exceed $2 billion, provided that the

----------------------------------
(11) The Applicants request, however, that the proposed dividend relief requested in Item 1.15.1, below, be granted for the duration of the goodwill amortization period described therein.

              Acquisition Debt (or any debt extending, renewing or replacing the Acquisition Debt) will not be considered Short-term Debt regardless of its maturity. The aggregate principal amount of all indebtedness issued by NiSource or any Financing Subsidiary of NiSource at any time outstanding (including, specifically, Acquisition Debt, Long-term Debt and Short-term Debt) shall not exceed $10 billion (the "NiSource Debt Limitation"). The amounts of securities that NiSource is requesting authority to issue and the dollar limitations contained in this paragraph are in addition to the amounts of securities Columbia is currently authorized to issue and the dollar limitations imposed on Columbia under the Columbia Financing Orders.

         (iii)The NiSource Utility Subsidiaries request authority to issue and sell from time to time short-term debt in an aggregate amount at any one time outstanding not to exceed the following amounts: (A) Northern Indiana - $1 billion; (B) Kokomo - $50 million; (C) NIFL - $50 million; (D) Bay State - $250 million; and (E) Northern - $50 million.

         (iv) To the extent that such transactions are not exempt under Rule 52(b), the Non-Utility Subsidiaries (other than Columbia) request authority to issue and sell from time to time debt and equity securities in order to finance their operations and future non-utility investments, provided that such future investments are exempt under the Act or rules thereunder or have been authorized in a separate proceeding.

          (v) NiSource requests authority, directly or through one or more Financing Subsidiaries, to guarantee indebtedness or contractual obligations or provide other forms of credit support ("NiSource Guarantees") on behalf or for the benefit of its Subsidiaries in an aggregate principal or nominal amount not to exceed $5 billion at any one time outstanding, provided that any securities issued by Financing Subsidiaries of NiSource that are guaranteed or supported by other forms of credit enhancement provided by NiSource will not count against this limitation. The amount of NiSource Guarantees is in addition to the amounts of guarantees and other forms of credit support that Columbia is currently authorized to issue under the terms of the Columbia Financing Orders.

         (vi) Non-Utility Subsidiaries (other than Columbia) request authority to provide guarantees of indebtedness or contractual obligations or provide other forms of credit support ("Non-Utility Subsidiary Guarantees") on behalf or for the benefit of other Non-Utility Subsidiaries in an aggregate principal or nominal amount not to exceed $2 billion at any one time outstanding, exclusive of any guarantees that are exempt pursuant to Rule 45(b) and Rule 52(b).

         (vii)NiSource and, to the extent not exempt under Rule 52, the Subsidiaries request authority to enter into hedging transactions ("Interest Rate Hedges") with respect to the indebtedness of such companies in order to manage and minimize interest rate costs. Such companies also request authority to enter into hedging transactions ("Anticipatory Hedges") with respect to anticipatory debt issuances in order to lock-in current interest rates and/or manage interest rate risk exposure.(12)

        (viii)NiSource, for itself and on behalf of the Subsidiaries, requests authorization to change the terms of the authorized capitalization of any Subsidiary, provided that, if a Subsidiary is not wholly owned, all other required shareholder consents have been obtained for such change.

         (ix) NiSource and the Subsidiaries request authority to acquire the equity securities of one or more additional special-purpose subsidiaries ("Financing Subsidiaries") organized solely to facilitate a financing and to guarantee the securities issued by such Financing Subsidiaries, to the extent not exempt pursuant to Rule 45(b) and Rule 52(b).

         (x) NiSource requests authority to acquire, directly or indirectly, the equity securities of one or more intermediate subsidiaries ("Intermediate Subsidiaries") organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future Non-Utility Subsidiaries, including but not limited to EWGs, FUCOs, companies engaged or formed to engage in activities permitted by Rule 58 ("Rule 58 Subsidiaries"), or "exempt telecommunications companies" ("ETCs"), provided that Intermediate Subsidiaries may also provide management, administrative, project development, and operating services to such entities.

          (xi)Corporate Services requests an exemption under Section 13(b) of the Act to permit Corporate Services to continue to provide certain management and administrative services to certain of NiSource's Subsidiaries.

         (xii)In addition, NiSource requests an exemption from the at-cost requirements of Section 13(b) with respect to certain existing arrangements between its Non-Utility and Utility Subsidiaries. In addition, as permitted by Rule 87(b)(1), Non-Utility Subsidiaries may from time to time provide services and sell goods to each other. To the extent not exempt pursuant to Rule 90(d), such companies request authority to perform such services and to sell such goods to each other at fair market prices, without regard to "cost," as determined in accordance with Rules 90 and 91, subject to certain limitations that are noted below.

        (xiii)NiSource requests authority on behalf of any current and future Rule 58 Subsidiaries to engage in certain categories of activities permitted thereunder outside the United States, subject to certain limitations.

         (xiv)If "push down" accounting is used, Columbia and the Columbia Utility Subsidiaries request authority to pay dividends out of

-----------------------
(12) Although Columbia has comparable authority (see The Columbia Gas System, Inc., supra n. 11), its subsidiaries do not.

              capital and unearned surplus, subject to certain proposed limitations. Non-Utility Subsidiaries request authority to pay dividends out of capital and unearned surplus to the extent permitted under applicable law and the terms of any credit arrangements to which they may be parties. The Subsidiaries also request the authority to acquire, retire, or redeem the securities that they have issued to any associate company, any affiliate, or any affiliate of an associate company.

         (xv) NiSource requests approval for an agreement among NiSource and its Subsidiaries to allocate consolidated income tax liabilities.

         1.6  USE OF PROCEEDS. The proceeds from the financings authorized
              ---------------
by the Commission pursuant to this Application/Declaration will be used for general corporate purposes, including (i) refinancing of the Acquisition Debt,
(ii) financing, in part, investments by and capital expenditures of NiSource and its Subsidiaries (including equity contributions, advances and loans to Columbia), (iii) the funding of future investments in EWGs, FUCOs, and Rule 58 Subsidiaries, (iv) the repayment, redemption, refunding or purchase by NiSource or any Subsidiary of any of its own securities, and (v) financing working capital requirements of NiSource and its Subsidiaries.

         The Applicants represent that no financing proceeds will be used to acquire the equity securities of any company unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 and Rule 58. NiSource states that the aggregate amount of proceeds of financing and NiSource Guarantees approved by the Commission in this proceeding which are used to fund investments in EWGs and FUCOs will not, when added to NiSource's "aggregate investment" (as defined in Rule 53) in all such entities at any point in time, exceed 50% of NiSource's "consolidated retained earnings" (also as defined in Rule 53).(13) Further, NiSource represents that proceeds of financing and NiSource Guarantees and Non-Utility Guarantees utilized to fund investments in Rule 58 Subsidiaries will be subject to the limitations of that rule. Lastly, NiSource represents that it will not seek to recover through higher rates of any of the Utility Subsidiaries losses attributable to any operations of its Non-Utility Subsidiaries.

         1.7      DESCRIPTION OF PROPOSED FINANCING PROGRAM.
                  -----------------------------------------

     1.7.1 Continuation, Extension, or Renewal of Acquisition Debt
           -------------------------------------------------------
As indicated, the cash portion of the consideration to be paid in the Merger and other costs associated therewith (estimated at approximately $4.0 billion to $6.0 billion) will be financed through borrowings by NiSource Finance under a bank facility. After the Merger, NiSource intends to refinance some or all of the Acquisition Debt from the proceeds of issuances of equity securities and long-term debt securities, as described below, and/or cash proceeds from sales

------------------------------
(13) Columbia's "aggregate investment" in EWGs and FUCOs will be combined with NiSource's "aggregate investment" in such entities. Consistent with this practice, the Applicants propose that the investment limit for both NiSource and Columbia under Rule 53 be determined with reference to NiSource's consolidated retained earnings.

of assets. Pending such refinancing, NiSource requests authorization to maintain or replace the facility under which the Acquisition Debt is issued and renew or extend the maturities of borrowings thereunder.

     1.7.2 NiSource External Financing after the Merger.  NiSource
           ---------------------------------------------
requests authority to issue and sell Common Stock and Preferred Stock and directly or indirectly through one or more Financing Subsidiaries (as described in Item 1.11) Long-term Debt and other forms of preferred or equity-linked securities. The aggregate amount of all such Common Stock, Preferred Stock, Long-term Debt and other preferred or equity-linked securities at any time outstanding shall not exceed $12 billion, provided that shares of Common Stock that are issuable with respect to the SAILS(SM) and the currently outstanding PIES(SM) and shares of Preferred Stock issued pursuant to the Rights Plan, as described below in Item 1.7.2(b), will not count against this limit. In addition, NiSource requests authority to issue and sell, directly or indirectly through one or more Financing Subsidiaries, Short-term Debt in an aggregate principal amount at any time outstanding not to exceed $2 billion. As noted in
Item 1.5, the aggregate principal amount of all indebtedness issued by NiSource or any Financing Subsidiary of NiSource at any time outstanding (including, specifically, Acquisition Debt, Long-term Debt and Short-term Debt) will not exceed the NiSource Debt Limitation. The amounts of securities that NiSource is requesting authority to issue and the dollar limitations contained in this paragraph are in addition to the amounts of securities Columbia is currently authorized to issue and the dollar limitations imposed on Columbia under the Columbia Financing Orders.

         NiSource contemplates that the Common Stock, Preferred Stock, Long-term Debt and other preferred or equity-linked securities would be issued and sold directly to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell such securities without registration under the Securities Act of 1933 in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

        (a)      Common Stock.  NiSource may issue and sell Common Stock, or
                 ------------
options, warrants or other stock purchase rights exercisable for Common Stock, pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents, as discussed below, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such Common Stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

         Specifically, NiSource may issue and sell Common Stock through underwriters or dealers, through agents, or directly to a limited number of purchasers or a single purchaser. If underwriters are used in the sale of Common Stock, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Common Stock may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by NiSource) or directly by one or more underwriters acting alone. Common Stock may be sold directly by NiSource or through agents designated by NiSource from time to time. If dealers are utilized in the sale of Common Stock, NiSource will sell such securities to the dealers, as principals. Any dealer may then resell such Common Stock to the public at varying prices to be determined by such dealer at the time of resale. If Common Stock is being sold in an underwritten offering, NiSource may grant the underwriters thereof a "green shoe" option permitting the purchase from NiSource at the same price of additional shares solely for the purpose of covering over-allotments.

         NiSource may also issue Common Stock or options, warrants or other stock purchase rights exercisable for Common Stock in public or privately-negotiated transactions as consideration for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in a separate proceeding or is exempt under the Act or the rules thereunder (specifically Rule 58).(14)

         NiSource also proposes to issue Common Stock and/or purchase shares of its Common Stock (either currently or under forward contracts) in the open market for purposes of reissuing such shares at a later date under the SAILS(SM) and PIES(SM) or other equity-linked securities, or pursuant to stock-based plans which are maintained for stockholders, employees and nonemployee directors. Currently, NiSource maintains three plans under which it may directly issue or purchase in the open market shares of Common Stock. The first is the 1994 Long-Term Incentive Plan, as amended and restated ("Long-Term Incentive Plan"). The Long-Term Incentive Plan authorizes grants of restricted common stock, stock options and other stock-based awards to eligible executives and other key employees, as well as to directors of the company and its subsidiaries. The Long-Term Incentive Plan authorizes NiSource to issue a maximum of 5 million shares of common stock (or options, performance shares or other rights with respect thereto). NiSource's shareholders will be asked at the June 1, 2000, annual meeting to approve an amendment to the Long-Term Incentive Plan to increase the number of shares of Common Stock that may be issued to 11 million. The Long-Term Incentive Plan, as amended, will expire on December 31, 2005. A copy of the Long-Term Incentive Plan is filed herewith as Exhibit J-1.

         NiSource has also adopted a Nonemployee Director Stock Incentive Plan that provides for grants of restricted common shares to nonemployee directors of NiSource. The plan provides for a grant of 2,000 shares to each person, other than an employee of NiSource, upon his or her election or re-election as a director of NiSource. The grants of restricted shares vest in 20% annual increments, with all of a director's shares vesting five years after the date of award. A copy of the Nonemployee Director Stock Incentive Plan is filed herewith as Exhibit J-2.

         NiSource also maintains an Employee Stock Purchase Plan pursuant to which employees of NiSource and participating subsidiaries may purchase Common Stock through payroll deductions of not less than $10 in any pay period and not more than $20,000 per calendar year. Amounts deducted are used to purchase shares of Common Stock at the end of each three-month saving period at prices

--------------------------
(14) The Commission has previously approved the issuance of common stock as consideration for the acquisition of a new business in an exempt transaction or transaction that has been approved in a separate proceeding. See e.g., SCANA Corp., Holding Co. Act Release No. 27137 (Feb. 14, 2000).

determined for that savings period. The purchase price is equal to 90% of the fair market value, which is defined as the closing price of Common Stock on the New York Stock Exchange on the last trading day of a savings period. As of March 31, 2000, the maximum remaining number of shares of Common Stock that may be purchased under this plan is 371,501. A copy of the Employee Stock Purchase Plan is filed herewith as Exhibit J-3.

         NiSource proposes to issue shares of its Common Stock under the authorization and within the limitations set forth herein in order to satisfy its obligations under these stock-based plans. Shares of Common Stock issued under these plans may either be newly issued shares, treasury shares or shares purchased in the open market. NiSource will make open-market purchases of Common Stock in accordance with the terms of or in connection with the operation of the plans pursuant to Rule 42. NiSource also proposes to issue and/or purchase shares of Common Stock pursuant to these existing stock plans, as they may be amended or extended, and similar plans or plan funding arrangements hereafter adopted without any additional prior Commission order. Stock transactions of this variety would thus be treated the same as other stock transactions permitted pursuant to this Application/Declaration.

          (b)   Preferred Stock, Long-term Debt and other Preferred or
                ------------------------------------------------------
Equity-Linked Securities.  NiSource will not issue any shares of its authorized
------------------------
Preferred Stock in the Merger and will not have any shares of Preferred Stock outstanding at the time that it registers as a holding company. However, after it registers, NiSource seeks to have the flexibility to issue its authorized Preferred Stock or, directly or indirectly through one or more Financing Subsidiaries, to issue Long-term Debt and other types of preferred or equity-linked securities (including, specifically, trust preferred securities). The proceeds of Preferred Stock, Long-term Debt or other preferred or equity-linked securities would enable NiSource to reduce the Acquisition Debt and Short-term Debt or other debt issued or guaranteed by NiSource with more permanent capital, and provide an important source of future financing for the operations of and investments in non-utility businesses which are exempt under the Act.(15)

         Preferred Stock or other types of preferred or equity-linked securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by NiSource's board of directors. All such securities will be redeemed no later than 50 years after the issuance thereof. The dividend rate on any series of Preferred Stock or other preferred or equity-linked securities will not exceed at the time of issuance 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such securities. Dividends or distributions on Preferred Stock or other preferred or equity-linked securities will be made periodically and to the

--------------------
(15) Recently, the Commission approved a similar financing application filed by Southern Company in which Southern Company requested approval to issue preferred securities and long-term debt, directly or indirectly through special-purpose financing entities. See The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000). In that case, the Commission took account of the changing needs of registered holding companies for sources of capital other than common equity and short-term debt brought about primarily by the elimination of restrictions under the Act on investments in various types of non-core businesses (e.g., EWGs, FUCOs, ETCs and businesses allowed by Rule 58). The Commission noted that, without the ability to raise capital in external markets that is appropriate for such investments, registered holding companies would be at a competitive disadvantage to other energy companies that are not subject to regulation under the Act.

extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. Preferred Stock or other preferred or equity-linked securities may be convertible or exchangeable into shares of Common Stock.

         As indicated, 4,000,000 shares of Preferred Stock have been designated as Series A Junior Participating Preferred Shares ("Series A Shares") and reserved for issuance under the Rights Plan.(16) Under the Rights Plan, each share of Common Stock includes one preferred purchase right ("Right"), which entitles its holder to purchase one-hundredth (1/100) of a Series A Share at a price of $60 per one-hundredth of a share, subject to adjustment. The Rights will become exercisable if a person or group acquires 25% or more of the voting power of NiSource or announces a tender or exchange offer following which such person or group would hold 25% or more of NiSource's voting power. If such an acquisition were consummated, or if NiSource were acquired by the person or group in a merger or other business combination, then each Right would be exercisable for that number of shares of Common Stock or the acquiring company's common shares having a market value of two times the exercise price of the Right. The Rights will also become exercisable on or after the date on which the 25% threshold has been triggered, if NiSource is acquired in a merger or other business combination in which NiSource is not the survivor or in which NiSource is the survivor but its Common Stock is changed into or exchanged for securities of another entity, cash or other property, or 50% or more of the assets or earning power of NiSource and its subsidiaries is sold. At such time, each Right will become exercisable for that number of common shares of the acquiring company having a market value of two times the exercise price of the Right, but the Rights will not be exercisable in this instance if the person who acquired sufficient shares to reach the 25% threshold did so at a price and on terms determined by the board of directors to be fair to NiSource's shareholders and in the best interests of NiSource, provided that the price per common share offered in the merger or other business combination is not less than the price paid in the offer and the form of the consideration offered in the merger or other business combination is the same as that paid in the offer. NiSource may redeem the Rights at a price of $.01 per Right prior to the occurrence of an event that causes the Rights to be exercisable for common shares. The Rights will expire on March 12, 2010. NiSource requests authorization to issue Preferred Stock upon exercise of the outstanding Rights without regard to the $12 billion limit on issuance of Common Stock, Preferred Stock and Long Term Debt.(17)

         Long-term Debt (a) may be convertible into any other securities of NiSource, (b) will have maturities ranging from one to 50 years, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (d) may be entitled to mandatory or optional sinking fund provisions, (e) may provide for reset of the coupon pursuant to a remarketing arrangement, and (f) may be called from existing investors by a third party. The maturity dates, interest rates,

-----------------------
(16) New NiSource's proposed Shareholder Rights Agreement is substantially the same as the Shareholder Rights Agreement that NiSource currently has in place. See Exhibit B-3.
(17) The Commission has previously authorized registered holding companies to adopt and implement similar shareholder rights plans. See e.g., Ameren Corporation, Holding Co. Act Release No. 26961 (Dec. 29, 1998); Interstate Energy Corporation, Holding Co. Act Release No. 26965 (Jan. 15, 1999).

redemption and sinking fund provisions and conversion features, if any, with respect to the Long-term Debt of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding. Assuming that 30% of the Columbia shares are exchanged for NiSource Common Stock in the Merger and that certain non-core assets of NiSource and/or Columbia are sold before or shortly after the Merger, NiSource will be able to maintain a rating for all Long-term Debt that is at the investment grade level as established by a nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934.

         (c)      Short-term Debt.  Subject to the NiSource Debt Limitation,
                  ---------------
NiSource proposes to issue and sell from time to time, directly or indirectly through one or more Financing Subsidiaries, Short-term Debt in an aggregate principal amount at any time outstanding not to exceed $2 billion. The effective cost of money on Short-term Debt authorized in this proceeding will not exceed at the time of issuance 300 basis points over the London Interbank Offered Rate ("LIBOR") for maturities of 1 year or less.

         Commercial paper will be sold, directly or indirectly through one or more Financing Subsidiaries, in established domestic or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring such commercial paper will reoffer it at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. It is anticipated that such commercial paper will be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations.

         NiSource also proposes to establish, directly or indirectly through one or more Financing Subsidiaries, credit lines with banks or other institutional lenders in an aggregate principal amount not to exceed the proposed Short-term Debt limitation. Loans under these lines will have maturities of less than one year from the date of each borrowing. NiSource may engage in other types of short-term financing generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

         (d)  Other Securities.  In addition to the specific securities for
              ----------------
which authorization is sought herein, NiSource may also find it necessary or desirable in order to minimize financing costs or to obtain new capital under then existing market conditions to issue and sell other types of securities from time to time during the Authorization Period. NiSource requests that the Commission reserve jurisdiction over the issuance of additional types of securities and the amount thereof. NiSource also undertakes to file a post-effective amendment in this proceeding which will describe the general terms of each such security and the amount thereof to be issued and request a supplemental order of the Commission authorizing the issuance thereof by NiSource.

         1.7.3 NiSource Utility Subsidiary Financing  The issue and sale
               -------------------------------------
of most securities by the NiSource Utility Subsidiaries will be exempt from the preapproval requirements of Sections 6(a) and 7 of the Act pursuant to Rule 52(a), as most such securities must be approved by the public service commission in the state in which each NiSource Utility Subsidiary is incorporated and operating. In particular: Indiana Utility Regulatory Commission ("IURC") must approve all financings by Northern Indiana, Kokomo, and NIFL other than short-term indebtedness having a maturity of 12 months or less; the Massachusetts Department of Telecommunications and Energy ("MDTE") must approve all financings by Bay State other than short-term indebtedness having a maturity of one year or less; and the New Hampshire Public Utilities Commission ("NHPUC") must approve most financings by Northern other than short-term indebtedness having a maturity of one year or less up to a maximum amount equal to 10% of net plant.

         Accordingly, the NiSource Utility Subsidiaries request authority to issue and sell from time to time during the Authorization Period notes and other evidences of indebtedness having a maturity of one year or less in an aggregate principal amount outstanding at any one time not to exceed the following limits:
Northern Indiana - $1 billion; Kokomo - $50 million; NIFL - $50 million; Bay State - $250 million; and Northern - $50 million. Subject to such limitations, the NiSource Utility Subsidiaries may engage in short-term financing as they may deem appropriate in light of their needs and market conditions at the time of issuance. Such short-term financing could include, without limitation, commercial paper sold in established domestic or European commercial paper markets in a manner similar to NiSource, bank lines and debt securities issued under its indentures and note programs. The effective cost of money on Short-term Debt authorized in this proceeding will not exceed 300 basis points over the LIBOR for maturities of 1 year or less.

         1.7.4 Non-Utility Subsidiary Financing.  NiSource, through the
               --------------------------------
Non-Utility Subsidiaries, expects to continue to be active in the development and expansion of energy-related or otherwise functionally-related, non-utility businesses. In order to finance investments in such competitive businesses, it will be necessary for the Non-Utility Subsidiaries to have the ability to engage in financing transactions that are commonly accepted for such types of investments. It is believed that, in almost all cases, such financings will be exempt from prior Commission authorization pursuant to Rule 52(b).(18)

         In order to be exempt under Rule 52(b), any loans by NiSource to a Non-Utility Subsidiary or by any Non-Utility Subsidiary, including a Financing Subsidiary, to another Non-Utility Subsidiary must have interest rates and maturities that are designed to parallel the lending company's effective cost of capital. However, in the limited circumstances where the Non-Utility Subsidiary making the borrowing is not wholly owned by NiSource, directly or indirectly, authority is requested under the Act for NiSource or a Non-Utility Subsidiary, as the case may be, to make such loans to such subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital.(19) If such loans are made to a Non-Utility Subsidiary, such company will not sell any services to any associate Non-Utility

-----------------------
(18) Financings by Columbia will be carried out under the terms of the Columbia Financing Orders, not Rule 52.
(19) The Commission has granted similar authority to another registered holding company. See Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999).

Subsidiary unless such company falls within one of the categories of companies to which goods and services may be sold on a basis other than "at cost," as described below in Item 1.13.2. Furthermore, in the event any such loans are made, NiSource will include in the next certificate filed pursuant to Rule 24 in this proceeding substantially the same information as that required on Form U-6B-2 with respect to such transaction.

         1.8  GUARANTEES.
              ----------

                  1.8.1 NiSource Guarantees.  NiSource requests authorization,
                        -------------------
directly or indirectly through one or more Financing Subsidiaries, to provide guarantees, obtain letters of credit, enter into capital support, "keep well," indemnification, reimbursement or expense agreements, or otherwise provide credit support (collectively, "NiSource Guarantees") with respect to the debt or contractual obligations of any Subsidiary as may be appropriate in the ordinary course of such Subsidiary's business, in an aggregate principal amount not to exceed $5 billion outstanding at any one time, provided however, that the amount of any NiSource Guarantees in respect of obligations of any Subsidiaries shall also be subject to the limitations of Rule 53(a)(1) or Rule 58(a)(1), as applicable. The proposed limitation on NiSource Guarantees shall not include the amount of any guarantees or other forms of credit support outstanding at the time of the Merger or guarantees or other forms of credit support provided with respect to securities issued by any Financing Subsidiary (the amounts of which would count only against the proposed limitations on the amounts of debt and equity securities that NiSource may issue). NiSource proposes to charge each Subsidiary a fee for each guarantee provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the guarantee (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time the guarantee remains outstanding.

                  1.8.2 Non-Utility Subsidiary Guarantees.  In addition to
                        ---------------------------------
guarantees that may be provided by NiSource, Non-Utility Subsidiaries (including Financing Subsidiaries without credit support from NiSource, but excluding Columbia) request authority to provide to other Non-Utility Subsidiaries guarantees of indebtedness or contractual obligations or other forms of credit support ("Non-Utility Subsidiary Guarantees") in an aggregate principal amount not to exceed $2 billion outstanding at any one time, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52(b), provided however, that the amount of Non-Utility Guarantees in respect of obligations of any Rule 58 Subsidiaries shall remain subject to the limitations of Rule 58(a)(1). The Non-Utility Subsidiary providing any such credit support may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified above.

         1.9  HEDGING TRANSACTIONS.
              --------------------

                  1.9.1 Interest Rate Hedges.  NiSource, and to the extent not
                        --------------------
exempt pursuant to Rule 52, the Subsidiaries, request authorization to enter into interest rate hedging transactions with respect to existing indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate cost. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service, Fitch Investor Service or Duff and Phelps.

         Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations. The transactions would be for fixed periods and stated notional amounts. In no case will the notional principal amount of any interest rate swap exceed that of the underlying debt instrument and related interest rate exposure. Thus, NiSource and its Subsidiaries will not engage in speculative transactions. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

                  1.9.2 Anticipatory Hedges.  In addition, NiSource and the
                        -------------------
Subsidiaries request authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury obligations (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

         Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. NiSource or a Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution.

         The Applicants will comply with the then existing financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions.(20)

         1.10  CHANGES IN CAPITAL STOCK OF SUBSIDIARIES.  The portion of an
               ----------------------------------------
individual Subsidiary's aggregate financing to be effected through the sale of stock to NiSource or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued in this proceeding

------------------------------
(20) The proposed terms and conditions of the Interest Rate Hedges and Anticipatory Hedges are substantially the same as the Commission has approved in other cases. See New Century Energies, Inc., et al., Holding Co. Act Release No. 27000 (April 7, 1999); and Ameren Corp., et al., Holding Co. Act Release No. 27053 (July 23, 1999).

cannot be ascertained at this time. The proposed sale of capital securities may in some cases exceed the then authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value. Also, a Subsidiary may wish to engage in a reverse stock split to reduce franchise taxes or for other corporate purposes. As needed to accommodate such proposed transactions and to provide for future issuances of securities, the Applicants request authority to change the terms of any Subsidiary's authorized capitalization by an amount deemed appropriate by NiSource or other intermediate parent company, provided that, if a Subsidiary is \not wholly owned, all other required shareholder consents have been obtained for such change. A Subsidiary would be able to change the par value, or change between par value and no-par value stock, without additional Commission approval. Any such action by a Utility Subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commission in the state or states where the Utility Subsidiary is incorporated and doing business.(21)

         1.11 FINANCING SUBSIDIARIES.  As indicated, NiSource will issue the
              ----------------------
Acquisition Debt through NiSource Finance, a wholly owned special purpose financing subsidiary. In addition, NiSource currently owns, directly and indirectly, all of the common equity securities of two other special-purpose entities (Capital Markets and Capital Trust) formed specifically for the purpose of financing the activities of NiSource and certain of its Subsidiaries. In the future, NiSource and the Subsidiaries may find it desirable to organize and acquire the equity securities of one or more additional corporations, trusts, partnerships or other entities (hereinafter, "Financing Subsidiaries") organized to serve the same purpose. Specifically, Financing Subsidiaries may be organized to issue long-term debt or equity securities, including but not limited to monthly income preferred securities, and would dividend, loan or otherwise transfer the proceeds of such financings to or as directed by the Financing Subsidiary's parent company. NiSource may, if required, guarantee, provide support for or enter into expense agreements in respect of the obligations of any Financing Subsidiary that it organizes. The Subsidiaries may also provide guarantees and enter into expense agreements, if required, on behalf of any Financing Subsidiaries that they organize pursuant to Rules 45(b)(7) and 52, as applicable. The amount of any long-term debt or preferred securities issued by any Financing Subsidiary shall be counted against any limitation on the amounts of similar types of securities that may be issued directly by the parent company of a Financing Subsidiary, as set forth in this Application/Declaration (see
Item 1.7, above) or in any other Application/Declaration that may be filed in the future, to the extent that such securities are guaranteed by such parent company. In such cases, however, the guaranty by the parent company would not also be counted against the limitations on NiSource Guarantees or Subsidiary Guarantees, as the case may be, set forth in Item 1.8.1 or Item 1.8.2, above.(22)

------------------
(21) The Commission has granted similar approvals to other registered holding companies. See Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26,
1998); and New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997).
(22) The Commission has previously authorized registered holding companies and their subsidiaries to create financing subsidiaries, subject to substantially the same terms and conditions. See New Century Energies, Inc., et al., Holding Co. Act Release No. 27000 (April 7, 1999); and Ameren Corp., et al., Holding Co. Act Release No. 27053 (July 23, 1999); and Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000).

         1.12 INTERMEDIATE SUBSIDIARIES AND SUBSEQUENT REORGANIZATIONS. NiSource
              --------------------------------------------------------
proposes to acquire, directly or indirectly, the securities of one or more Intermediate Subsidiaries, which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs or FUCOs, Rule 58 Subsidiaries, ETCs or other non-exempt Non-Utility Subsidiaries (as authorized in this proceeding or in a separate proceeding), provided that Intermediate Subsidiaries may also engage in development activities ("Development Activities") and administrative activities ("Administrative Activities") relating to such subsidiaries.(23) To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, NiSource requests authority for Intermediate Subsidiaries to provide management, administrative, project development and operating services to such entities. Such services may be rendered at fair market prices pursuant to Rule 90(d), subject to certain limitations set forth in Item 1.13, below.

         Development Activities will be limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition, financing or construction of facilities or the acquisition of securities of or interests in new businesses. Intermediate Subsidiaries request authority to expend up to $250 million during the Authorization Period on all such Development Activities. Administrative Activities will include ongoing personnel, accounting, engineering, legal, financial, and other support activities necessary to manage NiSource's investments in Non-Utility Subsidiaries.

         An Intermediate Subsidiary may be organized, among other things, (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG or FUCO, Rule 58 Subsidiary, ETC or other non-exempt Non-Utility Subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by NiSource and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired non-utility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order

---------------------
(23) The Commission has previously authorized Columbia to organize intermediate subsidiary companies to acquire and hold various non-utility subsidiaries. See Columbia Energy Group, et al., Holding Co. Act Release No. 27099 (Nov. 5, 1999).

to limit NiSource's exposure to U.S. and foreign taxes; (7) to further insulate NiSource and the Utility Subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

         Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (2) capital contributions; (3) open account advances with or without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from (1) financings authorized in this proceeding; (2) any appropriate future debt or equity securities issuance authorization obtained by NiSource from the Commission; and (3) other available cash resources, including proceeds of securities sales by Non-Utility Subsidiaries pursuant to Rule 52. To the extent that NiSource provides funds or guarantees directly or indirectly to an Intermediate Subsidiary that are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Subsidiary, the amount of such funds or guarantees will be included in NiSource's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.

         In addition, NiSource also requests approval to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Non-Utility Subsidiaries, and the activities and functions related to such investments. To effect any such consolidation or other reorganization, NiSource may wish to either contribute the equity securities of one Non-Utility Subsidiary to another Non-Utility Subsidiary (including a newly formed Intermediate Subsidiary) or sell (or cause a Non-Utility Subsidiary to sell) the equity securities or all or part of the assets of one Non-Utility Subsidiary to another one. To the extent that these transactions are not otherwise exempt under the Act or Rules thereunder,(24) NiSource hereby requests authorization under the Act to consolidate or otherwise reorganize under one or more direct or indirect Intermediate Subsidiaries NiSource's ownership interests in existing and future Non-Utility Subsidiaries.(25) Such transactions may take the form of a Non-Utility Subsidiary selling, contributing or transferring the equity securities of a subsidiary or all or part of such subsidiary's assets as a dividend to an Intermediate Subsidiary or to another Non-Utility Subsidiary, and the acquisition, directly or indirectly, of the equity securities or assets of such subsidiary, either by purchase or by receipt of a dividend. The purchasing Non-Utility Subsidiary in any transaction structured as an intrasystem sale of equity securities or assets may execute and deliver its promissory note evidencing all or a portion of the consideration given. Each transaction would be carried out in compliance with all applicable U.S or foreign laws and accounting requirements, and any transaction structured as a sale would be carried out for a consideration equal to the book value of the equity securities being sold.(26)

---------------------------
(24)  Sections 12(c), 32(g), 33(c)(1) and 34(d) and Rules 43(b), 45(b), 46(a)
and 58, as applicable, may exempt many of the transactions described in this paragraph.
(25) The Commission has granted similar authority to another holding company. See Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22,
1999).
(26) The Commission has authorized other registered holding companies to carry out future reorganizations of their non-utility businesses without further approval. See Columbia Energy Group, Inc., Holding Co. Act Release No. 27099 (Nov. 5, 1999).

         1.13 SALES OF SERVICES AND GOODS AMONG SUBSIDIARIES.
              ----------------------------------------------

         1.13.1. Continuation of Certain Existing Arrangements between NiSource
                 --------------------------------------------------------------
Subsidiaries.  Corporate Services currently provides management, financial,
------------
accounting, general administrative, budgeting, business development, systems and procedures, training, gas supply and other services to certain of the Utility and Non-Utility Subsidiaries of NiSource pursuant to cost-based arrangements.
In addition, Bay State provides some of these same services to its subsidiaries under cost-based agreements that predate NiSource's acquisition of Bay State. Within one year after the Merger, NiSource will file a separate application with the Commission in which it will seek authorization to form a new service company, or it may designate Corporate Services, to consolidate service functions now provided by Corporate Services and Bay State. That filing will also address the continuing role of Columbia Energy Group Service Corporation ("Columbia Services"), the current service company subsidiary of Columbia. Specifically, it is contemplated that many of the services now provided by Columbia Services may be transferred to the designated NiSource System service company. This will allow NiSource and Columbia a practical and efficient means to implement their transition to a centralized and unified service company.

         Other Subsidiaries of NiSource provide a variety of services to other NiSource Subsidiaries, and, in at least one case, a Columbia subsidiary, under a variety of existing agreements. The following Subsidiaries provide services under existing agreements that do not appear to fall within any statutory or administrative exemption under the Act and are not cost based:

         SM&P Utility Resources ("SM&P"), which provides underground facilities locating services for utilities throughout the United States, has agreements with Northern Indiana and NIFL under which it provides these services using fixed hourly labor rates that are comparable to those that SM&P charges under contracts with nonassociate companies. Currently, SM&P's work for these Subsidiaries accounts for less than 10% of its total revenues, the balance of which is derived from nonassociate customers. SM&P will continue to compete for this business with other companies providing similar services to NiSource companies.

         Miller Pipeline Corp. ("Miller"), which installs, repairs and maintains underground pipelines used for gas and water transmission and distribution systems, provides these services to Indianapolis Water Company, Northern Indiana, NIFL, Kokomo, and Columbia Ohio, as well as to nonassociate companies. Under the agreements, Miller uses standard labor and equipment charges that are comparable to those charged to nonassociate customers. Currently, Miller's work for these Subsidiaries accounts for less than 40% of its total revenues, the balance of which is derived from nonassociate customers. Miller will continue to compete for this business with other companies providing similar services to NiSource companies.

         After the Merger, it is contemplated that both SM&P and Miller will continue to provide the services described above to associate companies on competitive terms under these existing agreements or new agreements that may be entered into from time to time. The cost of services provided to any associate company by SM&P and Miller will in all cases be comparable to the costs charged to unaffiliated third parties. To the extent needed, NiSource requests an exemption pursuant to Section 13(a) of the Act to permit these ongoing and similar future arrangements after the Merger.

         Bay State provides repair and installation services to EnergyUSA for propane equipment sold by EnergyUSA under an agreement entered into in December 1999. Bay State also supplies or procures necessary materials. Under the agreement, Bay State charges a flat response fee and standard hourly labor rates. There may be other similar kinds of arrangements in place between Subsidiaries of NiSource for the sale of services, some of which may not be cost-based. To the extent needed, NiSource requests an exemption pursuant to
Section 13(a) of the Act in order that these agreements may remain in place for a period of not more than 1 year after the Merger.(27) During that period, NiSource will assess the need to maintain these arrangements in place and will either discontinue them or address, in a separate application, the justification for continuing them on a permanent basis.

     1.13.2. Sales and Service Contracts Among Non-Utility Subsidiaries.  In the
             ----------------------------------------------------------
limited circumstances set forth below, NiSource's Non-Utility Subsidiaries (other than Columbia) propose to provide services and sell goods to each other at fair market prices determined without regard to cost, and therefore request an exemption (to the extent that Rule 90(d) does not apply) pursuant to Section 13(b) from the cost standards of Rules 90 and 91 as applicable to such transactions, in any case in which the Non-Utility Subsidiary purchasing such goods or services is:

         (i) A FUCO or foreign EWG that derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

         (ii) An EWG that sells electricity at market-based rates that have been approved by the Federal Energy Regulatory Commission ("FERC"), provided that the purchaser is not Northern Indiana;

         (iii) A "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (a) at rates negotiated at arms-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (ii) to an electric utility company (other than Northern Indiana) at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA;

         (iv) A domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not Northern Indiana; or

-------------------------------

(27) The Commission recently granted similar interim relief under Section 13(a) to another new registered holding company. See Dominion Resources, Inc., Holding Co. Act Release No. 27113 (Dec. 15, 1999).

         (v)  A Rule 58 Subsidiary or any other Non-Utility Subsidiary that
(a) is partially-owned by NiSource, provided that the ultimate purchaser of such goods or services is not a Utility Subsidiary, NiSource Services (or any other entity within the NiSource system whose activities and operations are primarily related to the provision of goods and services to the Utility Subsidiaries), (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to Non-Utility Subsidiaries described in clauses (i) through (iv) immediately above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States.(28)

         1.14 ACTIVITIES OF RULE 58 SUBSIDIARIES OUTSIDE THE UNITED STATES.
              ------------------------------------------------------------
NiSource, on behalf of any current or future Rule 58 Subsidiaries, requests authority to engage in certain "energy-related" activities permitted by Rule 58 outside the United States. Such activities may include:

         (i) the brokering and marketing of electricity, natural gas and other energy commodities ("Energy Marketing");

         (ii) energy management services ("Energy Management Services"), including the marketing, sale, installation, operation and maintenance of various products and services related to energy management and demand-side management, including energy and efficiency audits; facility design and process control and enhancements; construction, installation, testing, sales and maintenance of (and training client personnel to operate) energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiencies, design and specification of energy consuming equipment; and general advice on programs; the design, construction, installation, testing, sales and maintenance of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, alarm and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, and related structures, in connection with energy-related needs; and the provision of services and products designed to prevent, control, or mitigate adverse effects of power disturbances on a customer's electrical systems; and

         (iii) engineering, consulting and other technical support services ("Consulting Services") with respect to energy-related businesses, as well as for individuals. Such Consulting Services would include technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing

--------------------
(28) The five circumstances in which market based pricing would be allowed are substantially the same as those approved by the Commission in other cases. See Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22,
1999); Ameren Corp., et al., Holding Co. Act Release No. 27053 (July 23, 1999); and Interstate Energy Corporation, Holding Co. Act Release No. 27069 (August 26,
1999).

         services (including consolidation billing and bill disaggregation tools), risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar services.

         NiSource requests that the Commission (i) authorize Rule 58 Subsidiaries to engage in Energy Marketing activities in Canada and reserve jurisdiction over Energy Marketing activities outside of Canada pending completion of the record in this proceeding,(29) (ii) authorize Rule 58 Subsidiaries to provide Energy Management Services and Consulting Services anywhere outside the United States,(30) and (iii) reserve jurisdiction over other activities of Rule 58 Subsidiaries outside the United States, pending completion of the record.

         In addition, NiSource requests authorization for Rule 58 Subsidiaries to engage in "gas-related" activities outside the United States, subject to certain proposed limitations and a request for reservation of jurisdiction. Specifically, NiSource requests approval for Rule 58 Subsidiaries to engage in the development, exploration and production of natural gas and oil in Canada and to invest up to $300 million in the equity securities or assets of new or existing companies that derive substantially all of their income from such activities. In addition, NiSource requests approval for Rule 58 Subsidiaries to invest, directly or indirectly through other subsidiaries, in natural gas pipelines or storage facilities located outside the United States. Investments in such entities would also count against the $300 million investment limitation. NiSource requests that the Commission (i) reserve jurisdiction over the proposed exploration and production activities in foreign countries other than Canada pending completion of the record, (31) and (ii) reserve jurisdiction over investments in pipeline and storage facilities outside the United States pending completion of the record.

         1.15  PAYMENT OF DIVIDENDS OUT OF CAPITAL AND UNEARNED SURPLUS.
               --------------------------------------------------------

          1.15.1  Payment of Dividends by Columbia and its Utility Subsidiaries.
                  -------------------------------------------------------------
Under the purchase method of accounting, the excess of the purchase price over the fair value of the identifiable net tangible and intangible (non-goodwill) assets of the company being acquired is typically allocated to goodwill. As a result of the Merger, approximately $3.8 billion could be allocated to goodwill and amortized over a period not to exceed 40 years. The amortization of

------------------
(29) See Southern Energy, Inc., Holding Co. Act Rel. No. 27020 (May 13, 1999) (supplemental order amending prior order to permit registered holding company subsidiary to engage in power and gas marketing activities in Canada and reserving jurisdiction over such activities outside the United States and Canada); Interstate Energy Corporation, Holding Co. Act Release No. 27069 (August 26, 1999). See too, National Fuel Gas Company, et al., Holding Co. Act Release No. 27114 (Dec. 16, 1999).
(30) The Commission has heretofore authorized non-utility subsidiaries of a registered holding company to sell similarly-defined energy management services and technical consulting services to customers outside the United States. See Columbia Energy Group, et al., Holding Co. Act Release No. 26498 (March 25,
1996); and Cinergy Corp., Holding Co. Act Release No. 26662 (February 7, 1997); and Interstate Energy Corporation, Holding Co. Act Release No. 27069 (August 26,
1999).
(31) The Commission has heretofore authorized similar programs of investing in development, exploration and production activities in Canada. See National Fuel Gas Company, et al., Holding Co. Act Release No. 27114 (Dec. 16, 1999); and Columbia Energy Group, et al., Holding Co. Act Release No. 27055 (July 30,
1999).

goodwill will reduce earnings but will not have any effect on cash flow available for payment of dividends.

         It has not yet been determined whether the acquisition premium created in the Merger will be "pushed down" and reflected in the financial statements of Columbia and its subsidiaries. If "push down" accounting is used, the assets and liabilities of Columbia and its subsidiaries would be recorded at fair value and any excess of the acquisition premium over the fair value of the assets and liabilities would be reflected as goodwill. The increase in the net assets plus the goodwill created would be reflected as additional paid-in capital in the financial statements of Columbia and its subsidiaries. Importantly, the pre-Merger retained earnings of each of these companies would be eliminated, and the amortization of goodwill would decrease net income, and therefore future retained earnings, the traditional source of dividend payments. The Applicants will advise the Commission by an amendment to this Application whether "push down" accounting will be used and, if so, which of Columbia and its subsidiaries will be affected.

         If "push down" accounting for the Merger is used, Columbia and its Utility Subsidiaries request authorization to pay dividends out of capital and unearned surplus in an amount up to the retained earnings of such companies prior to the Merger. In addition, after the Merger is completed, each of these companies requests authorization to pay dividends out of earnings before amortization of goodwill ("Gross Earnings"). Such authorization is requested for the duration of the goodwill amortization period.(32)

         It is also contemplated that, before or shortly after the Merger, certain non-core assets or businesses of Columbia will be sold. In that event, the Applicants request authority for Columbia to transfer the net proceeds of such sale or sales to NiSource, either by paying a dividend or by repurchasing shares of its common stock that are held by NiSource. NiSource intends to use some or all of the proceeds of such non-core asset sales to repay Acquisition Debt.

         Section 12 (c) of the Act and Rule 46 thereunder generally prohibit the payment of dividends by a registered holding company or subsidiary thereof out of capital or unearned surplus except pursuant to an order of the Commission. In determining whether to permit a registered holding company or any subsidiary to pay dividends out of capital and unearned surplus, the Commission considers various factors, including: (i) the asset value of the company in relation to its capitalization, (ii) the company's prior earnings, (iii) the company's current earnings in relation to the proposed dividend, and (iv) the company's projected cash position after payment of a dividend.(33) Further, the payment of the dividend must be "appropriate in the public interest."(34)

----------------------
(32) The Commission recently granted substantially identical dividend relief to another new registered holding company. See National Grid Group plc, et al., Holding Co. Act Release No. 27154 (Mar. 15, 2000).
(33) See Eastern Utilities Associates, Holding Co. Act Release No. 25330 (June 13, 1991) ("EUA"), and cases cited therein.
(34)  Id., citing Commonwealth & Southern Corporation, 13 S.E.C. 489, 492
(1943).

         In support of its request, NiSource asserts that each of the standards of Section 12(c) of the Act enunciated in the EUA case are satisfied:

         (i) NiSource anticipates that the consolidated cash flow and Gross Earnings of Columbia and the Columbia Utility Subsidiaries after the Merger should remain stable and therefore will be sufficient to support anticipated dividends.

         (ii) The projected cash flow of Columbia and the Columbia Utility Subsidiaries after the Merger will be adequate to meet their respective obligations. As indicated, the amortization of goodwill is a non-cash expense that will not affect cash flow. NiSource expects that Columbia and its Utility Subsidiaries will have sufficient cash to pay dividends in the amounts contemplated.

         (iii) Columbia and the Columbia Utility Subsidiaries have a favorable history of earnings and consistent dividend payments in recent years.(35)

         (iv) After the Merger, and after giving effect to the "push down" of the acquisition premium, Columbia's common stock equity as a percentage of total capitalization will be substantially in excess of the traditional levels of equity capitalization that the Commission has authorized for other registered holding companies systems. The Applicants commit to maintain the capitalization of Columbia at or above 30% common stock equity on a consolidated basis.


          1.15.2    Payment of Dividends by Non-Utility Subsidiaries.  NiSource
                    ------------------------------------------------
also proposes, on behalf of itself and each of its current and future non-exempt Non-Utility Subsidiaries that such companies be permitted to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus (including revaluation reserve), to the extent permitted under applicable corporate law.(36)

         NiSource anticipates that there will be situations in which a Non-Utility Subsidiary will have unrestricted cash available for distribution in excess of such company's current and retained earnings. In such situations, the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus. As an example, if an Intermediate

-------------------------------
(35) The table below presents diluted earnings per share and dividends per common share for the four fiscal years ending December 31, 1999 for NiSource and Columbia, with the most recent fiscal year listed first:

     --------- ---------- ------------ ----------------- -----------------
     Year      NiSource   NiSource     Columbia          Columbia
               Earnings   Dividends    Earnings          Dividends
     --------- ---------- ------------ ----------------- -----------------
     1999      $1.27      $1.02        $3.01             $0.875
     --------- ---------- ------------ ----------------- -----------------
     1998       1.59       0.96         3.21              0.770
     --------- ---------- ------------ ----------------- -----------------
     1997       1.53       0.90         3.27              0.60
     --------- ---------- ------------ ----------------- -----------------
     1996       1.43       0.84         2.74              0.40
     --------- ---------- ------------ ----------------- -----------------

(36) The Commission has granted similar approvals to other registered holding companies. See Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999); and Interstate Energy Corporation, et al., Holding Co. Act Release No. 27069 (August 26, 1999).

Subsidiary of NiSource were to purchase all of the stock of an EWG or FUCO, and following such acquisition, the EWG or FUCO incurs non-recourse borrowings some or all of the proceeds of which are distributed to the Intermediate Subsidiary as a reduction in the amount invested in the EWG or FUCO (i.e., return of capital), the Intermediate Subsidiary (assuming it has no earnings) could not, without the Commission's approval, in turn distribute such cash to NiSource or its other parent.(37)

         Similarly, using the same example, if an Intermediate Subsidiary, following its acquisition of all of the stock of an EWG or FUCO, were to sell part of that stock to a third party for cash, the Intermediate Subsidiary would again have substantial unrestricted cash available for distribution, but (assuming no profit on the sale of the stock) would not have current earnings and therefore could not, without the Commission's approval, declare and pay a dividend to its parent out of such cash proceeds.

         Further, there may be periods during which unrestricted cash available for distribution by a Non-Utility Subsidiary exceeds current and retained earnings due to the difference between accelerated depreciation allowed for tax purposes, which may generate significant amounts of distributable cash, and depreciation methods required to be used in determining book income.

         Finally, even under circumstances in which a Non-Utility Subsidiary has sufficient earnings, and therefore may declare and pay a dividend to its immediate parent, such immediate parent may have negative retained earnings, even after receipt of the dividend, due to losses from other operations. In this instance, cash would be trapped at a subsidiary level where there is no current need for it.

         NiSource, on behalf of each current and future non-exempt Non-Utility Subsidiary, represents that it will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. In this regard, it should be noted that all U.S. jurisdictions
                                                      ---
limit to one extent or another the authority of corporations to make dividend distributions to shareholders. Most State corporation statutes contain either or both an equity insolvency test or some type of balance sheet test. NiSource also states that its subsidiaries will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders.

         1.16 TAX ALLOCATION AGREEMENT. The Applicants ask the Commission to
              ------------------------
approve an agreement for the allocation of consolidated tax among NiSource and the Subsidiaries (the "Tax Allocation Agreement"). Approval is necessary because the Tax Allocation Agreement provides for the retention by NiSource of certain payments from the Subsidiaries for tax losses that NiSource will incur due to interest expense it will pay on the Acquisition Debt, rather than the allocation of such losses to Subsidiaries without payment as would otherwise be required by

---------------------
(37) The same problem would arise where an Intermediate Subsidiary is over-capitalized in anticipation of a bid which is ultimately unsuccessful. In such a case, NiSource would normally desire a return of some or all of the funds invested.

Rule 45(c)(5). A copy of the proposed Tax Allocation Agreement will be filed as Exhibit B-4 hereto.

         Provisions in a tax allocation agreement between a registered holding company and its subsidiaries must comply with Section 12 of the Act and Rule 45 thereunder. Rule 45(a) of the Act generally prohibits any registered holding company or subsidiary company from, directly or indirectly, lending or in any manner extending its credit to or indemnifying, or making any donation or capital contribution to, any company in the same holding company system, except pursuant to a Commission order. Rule 45(c) provides, however, that no approval is required for a tax allocation agreement between eligible associate companies in a registered holding company system that "provides for allocation among such associate companies of the liabilities and benefits arising from such consolidated tax return for each tax year in a manner not inconsistent with" the conditions of the rule. Of interest here, Rule 45(c)(5) provides that:

         The agreement may, instead of excluding members as provided in paragraph (c)(4), include all members of the group in the tax allocation, recognizing negative corporate taxable income or a negative corporate tax, according to the allocation method chosen. An agreement under this paragraph shall provide that those associate companies with
                                                       -------------------
         a positive allocation will pay the amount allocated and those subsidiary companies with a negative allocation will receive current
         --------------------
         payment of their corporate tax credits. The agreement shall provide a method for apportioning such payments, and for carrying over uncompensated benefits, if the consolidated loss is too large to be used in full. Such method may assign priorities to specified kinds of benefits. (Emphasis added).

         Under the rule, only "subsidiary companies," as opposed to "associate companies" (which includes the holding company in a holding company system), are entitled to be paid for corporate tax credits. However, if a tax allocation agreement does not fully comply with the provisions of Rule 45(c), it may nonetheless be approved by the Commission under Section 12(b) and Rule 45(a).

         In connection with the 1981 amendments to Rule 45, the Commission explained that the distinction between "associate companies," on the one hand, and "subsidiary companies," on the other, represented a policy decision to preclude the holding company from sharing in consolidated return savings. The Commission noted that exploitation of utility companies by holding companies through the misallocation of consolidated tax return benefits was among the abuses examined in the investigations underlying the enactment of the Act.(38) It must be noted, however, that the result in Rule 45(c)(5) is not dictated by the statute and, as the Commission has recognized, there is discretion on the part of the agency to approve tax allocation agreements that do not, by their terms, comply with Rule 45(c) -- so long as the policies and provisions of the Act are otherwise satisfied. In this matter, where the holding company is

----------------------------
(38) See Holding Co. Act Release No. 21968 (March 25, 1981), citing Sen. Doc. 92, Part 72A, 70th Congress, 1st Sess. at 477-482.

seeking only to receive payment for tax losses that have been generated by it, the proposed arrangement will not give rise to the types of problems (e.g., upstream loans) that the Act was intended to address.(39)

         As a result of the Merger, NiSource will be creating tax losses (chiefly in the form of deductions for interest expense relating to the Acquisition Debt) that are non-recourse to the Subsidiaries. Under the proposed Tax Allocation Agreement, NiSource would receive the benefit of those losses through cash payments from Subsidiaries with positive taxable income.

         1.17 CERTIFICATES OF NOTIFICATION. It is proposed that, with respect to
              ----------------------------
NiSource, the reporting system of the 1933 Act and the 1934 Act be integrated with the reporting system under the 1935 Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and NiSource. To effect such integration, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application/Declaration. Such certificates of notification would be filed within 60 days after the end of each of the first three calendar quarters, and 90 days after the end of the last calendar quarter, in which transactions occur.

         The Rule 24 certificates will contain the following information for the reporting period:

                  (a) The sales of any Common Stock and the purchase price per share and the market price per share at the date of the agreement of sale;

                  (b) The total number of shares of Common Stock issued or issuable under options granted during the quarter under New NiSource's benefit plans or otherwise;

                  (c) If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror;

                  (d) The amount and terms of any Long-term Debt, Preferred Stock or other preferred or equity-linked securities issued directly or indirectly by NiSource during the quarter;

                  (e) The amount and terms of any financings consummated by any Non-Utility Subsidiary during the quarter that are not exempt under Rule 52;

                  (f) The name of the guarantor and of the beneficiary of any NiSource Guarantee or Non-Utility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee;

-------------------
(39)  See e.g., Section 12(a) of the Act.

                  (g) The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments;

                  (h) The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter;

                  (i) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing; and

                  (j) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including New NiSource, that has engaged in financing transactions during the quarter.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES.
         ------------------------------

         The fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of this Application/Declaration and certain of the Exhibits filed herewith are estimated not to exceed $100,000. The above fees do not include underwriting fees and all other expenses incurred in consummating specific financings, credit support arrangements, asset transfers, or other transactions covered hereby. It is estimated that fees and expenses incurred in connection with specific financings will not exceed 5% of the proceeds.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         -------------------------------

         3.1 GENERAL.  Sections 6(a) and 7 of the Act are applicable to the
             -------
issuance and sale of Common Stock, Preferred Stock, Long-term Debt and Short-term Debt by NiSource and to the issuance and sale of securities by the Utility Subsidiaries and Non-Utility Subsidiaries that are not exempt under Rule
52. In addition, Sections 6(a) and 7 of the Act are applicable to Interest Rate Hedges, except to the extent that they may be exempt under Rule 52, and to Anticipatory Hedges. Section 12(b) of the Act and Rule 45(a) are applicable to the issuance of NiSource Guarantees and to Non-Utility Subsidiary Guarantees, to the extent not exempt under Rules 45(b) and 52. Sections 9(a)(1) and 10 of the Act are also applicable to NiSource's or any Non-Utility Subsidiary's acquisition of the equity securities of any Financing Subsidiary or Intermediate Subsidiary, and the activities of Rule 58 Subsidiaries outside the United States. Section 12(c) of the Act and Rule 46 are applicable to the payment of dividends from capital and unearned surplus by Columbia and the Columbia Utility Subsidiaries and the Non-Utility Subsidiaries. Section 13(a) applies to NiSource's request for an exemption to allow it to render services to Subsidiaries for a limited time. Section 13(b) of the Act and Rules 80 - 92 are applicable to the performance of services and sale of goods among Non-Utility Subsidiaries, but may be exempt from the requirements thereof in some cases pursuant to Rules 87(b)(1), 90(d) and 92, as applicable. Section 12(b) of the Act and Rule 45(c) are applicable to the proposed Tax Allocation Agreement.

         3.2 COMPLIANCE WITH RULES 53 AND 54. The transactions proposed herein
             -------------------------------
are also subject to Rules 53 and 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

         Rule 53(a)(1): The combined "aggregate investment" of NiSource and Columbia in EWGs and FUCOs is approximately $7.52 million, or approximately 1% of NiSource's pro forma "consolidated retained earnings" at December 31, 1999 ($774.4 million).

         Rule 53(a)(2): NiSource will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. NiSource will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

         Rule 53(a)(3): No more than 2% of the employees of the Utility Subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

         Rule 53(a)(4): NiSource will submit a copy of the Application/Declaration in this proceeding and each amendment thereto, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of NiSource's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of the Utility Subsidiaries.

         In addition, NiSource states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

ITEM 4.  REGULATORY APPROVAL.
         -------------------

         As described in Item 1.7, the IURC, MDTE and NHPUC generally have jurisdiction over the issuance of securities by public utilities that are subject to their jurisdiction. No state commission, and no federal commission, other than the Commission, has jurisdiction over any of the other transactions proposed in this Application/Declaration.

ITEM 5.  PROCEDURE.
         ---------

         The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable. The Applicants request that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.
         ---------------------------------

         A.  EXHIBITS.
             --------

               A-1 Form of Amended and Restated Certificate of Incorporation of New NiSource (incorporated by reference to Exhibit 3.3 to Registration Statement on Form S-4 of New NiSource in File No. 333-33896).

               A-2 Form of Amended and Restated By-Laws of New NiSource (incorporated by reference to Exhibit 3.4 to Registration Statement on Form S-4 of New NiSource in File No. 333-33896).

               A-3 Amended and Restated Articles of Incorporation of NiSource dated as of May 13, 1998, as amended on April 14, 1999 and March 2, 2000 (incorporated by reference to Exhibit 3 to NiSource's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, and Exhibits 3.2 and 3.3 to NiSource's Annual Report on Form 10-K for the year ended December 31, 1999 in File No. 1-9776).

               A-4 Amended and Restated By-Laws of NiSource effective January 29, 2000 (incorporated by reference to
                        Exhibit 3.4 to NiSource's Annual Report on Form 10-K for the year ended December 31, 1999 in File No. 1-9776).

               B-1 NiSource Support Agreement, as amended (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-3 of NIPSCO Industries, Inc. in File No. 33-54516).

               B-2 Form of Shareholder Rights Agreement between New NiSource and Chase Mellon Shareholder Services, L.L.C., as rights agent (incorporated by reference to Exhibit
                        4.2 to Registration Statement on Form S-4 of New NiSource in File No. 333-33896).

               B-3 Shareholder Rights Agreement between NiSource and Harris Trust and Savings Bank, as rights agent, dated February 17, 2000 (incorporated by reference to

                        Exhibit 4.1 to Form 8-A, dated February 24, 2000, of NiSource in File No. 1-9776).

               B-4 Form of Tax Allocation Agreement (to be filed by amendment).

               F        Opinion of Counsel (to be filed by amendment).

               H        Proposed Form of Federal Register Notice.

               I-1 Actual and pro forma cash flow data for fiscal years 1997 - 2003 for NiSource and consolidated subsidiaries, NiSource corporate (including NiSource Financing Subsidiaries), the NiSource Utility Subsidiaries, and Columbia and consolidated subsidiaries (to be filed confidentially pursuant to Rule 104 by amendment).

               I-2 Actual and pro forma capitalization ratios at fiscal year end 1997 - 2003 for NiSource and consolidated subsidiaries, NiSource corporate (including NiSource Financing Subsidiaries), the NiSource Utility Subsidiaries, and Columbia and consolidated subsidiaries (to be filed confidentially pursuant to Rule 104 by amendment).

               J-1 NiSource Long-Term Incentive Plan, as amended and restated effective January 1, 2000 (incorporated by reference to Annex IV to Registration Statement on Form S-4 of New NiSource in File No. 333-33896).

               J-2 Nonemployee Director Stock Incentive Plan, as amended and restated effective February 1, 1998 (incorporated by reference to exhibit 10.3 to NIPSCO Industries' Annual Report on Form 10-K for the year ended December 31, 1998 in File No. 1-9776).

               J-3 Employee Stock Purchase Plan prospectus, dated May 1, 1999 (to be filed by amendment).


         B.  FINANCIAL STATEMENTS.
             --------------------

        FS-1   NiSource Consolidated             See Annual Report of
               Statements of Income              NiSource on Form 10-K for the
               for last three fiscal years       year ended December 31,
               ended December 31, 1999           1999 in File No. 1-9776

        FS-2   NiSource Consolidated             See Annual Report of NiSource
               Balance Sheets  as                Form 10-K for the year
               of December 31, 1999              ended December 31, 1999 in
                                                 File No. 1-9776

        FS-3   NiSource Consolidated             See Quarterly

               Statement of Income               Report of NiSource on Form
               for the three months ended        10-Q for the period ended
               March 31, 2000                    March 31, 2000
                                                 in File No. 1-9776

        FS-4   NiSource Consolidated             See Quarterly
               Balance Sheet as of               Report of NiSource Form
               March 31, 2000                    10-Q for the period
                                                 ended March 31, 2000
                                                 in File No. 1-9776

        FS-5   Columbia Consolidated             See Annual Report of
               Statements of Income              Columbia on Form
               for the last three fiscal years   10-K for the fiscal year
               ended December 31, 1999           ended December 31,
                                                 1999 in File No. 1-1098

        FS-6   Columbia Consolidated Balance     See Annual Report of Columbia
               Sheet as of                       on Form 10-K for the
               December 31, 1999                 fiscal year ended December
                                                 31, 1999 in File No. 1-1098

        FS-7   Columbia Consolidated Statement   See Quarterly
               of Income for the                 Report of Columbia on Form
               three months ended                10-Q for the period
               March 31, 2000                    ended March 31, 2000
                                                 in File No. 1-1098

        FS-8   Columbia Consolidated Balance     See Quarterly Report of
               Sheet as of                       Columbia on Form
               March 31, 2000                    10-Q for the
                                                 period ended March 31, 2000
                                                 in File No. 1-1098


ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.
         ---------------------------------------

         None of the matters that are the subject of this Application/Declaration involves a "major federal action" nor do such matters "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Application/Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.

                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                 NEW NISOURCE INC.
                                 NISOURCE INC.
                                 NORTHERN INDIANA PUBLIC SERVICE COMPANY
                                 ENERGYUSA, INC.
                                 NISOURCE CAPITAL MARKETS, INC.
                                 NISOURCE FINANCE CORP.
                                 NISOURCE DEVELOPMENT COMPANY, INC.
                                 NI ENERGY SERVICES, INC.
                                 HAMILTON HARBOUR INSURANCE SERVICES, LTD.
                                 NISOURCE CORPORATE SERVICES COMPANY


                                 /s/  Gary L. Neale
                                      -------------
                                 Name: Gary L. Neale
                                 Title:   President of New NiSource Inc.;
                                          Chairman, Chief Executive Officer and
                                          President of NiSource Inc; Chairman
                                          and Chief Executive Officer of
                                          Northern Indiana Public Service
                                          Company; Chairman and President of
                                          NiSource Finance Corp.; and Chairman
                                          of EnergyUSA, Inc., NiSource Capital
                                          Markets, Inc., NiSource Development
                                          Company, Inc., NI Energy
                                          Services, Inc., Hamilton Harbour
                                          Insurance Services, LTD., and NiSource
                                          Corporate Services Company


                                 KOKOMO GAS AND FUEL COMPANY
                                 NORTHERN INDIANA FUEL AND LIGHT COMPANY
                                 BAY STATE GAS COMPANY
                                 NORTHERN UTILITIES, INC.


                                 /s/  Jeffrey W. Yundt
                                      ----------------
                                 Name: Jeffrey W. Yundt
                                 Title:   Chairman of Kokomo Gas and Fuel
                                          Company and Northern Indiana Fuel
                                          and Light Company; Chief Executive

                                          Officer and President of Bay State
                                          Gas Company; Chairman, Chief
                                          Executive Officer and President of
                                          Northern Utilities, Inc.


                                 PRIMARY ENERGY, INC.


                                 /s/  Joseph L. Turner, Jr.
                                      ---------------------
                                 Name:    Joseph L. Turner, Jr.
                                 Title:   President


                                 NISOURCE PIPELINE GROUP, INC.


                                 /s/  Daniel D. Gavito
                                      ----------------
                                 Name:    Daniel D. Gavito
                                 Title:   President


                                 IWC RESOURCES CORPORATION


                                 /s/  James T. Morris
                                      ---------------
                                 Name:    James T. Morris
                                 Title:   Chairman, Chief Executive Officer
                                          and President


                                 COLUMBIA ENERGY GROUP


                                 /s/  M. W. O'Donnell
                                      ---------------
                                 Name:    M. W. O'Donnell
                                 Title:   Senior Vice President
                                          and Chief Financial Officer


                                 COLUMBIA GAS OF KENTUCKY, INC.
                                 COLUMBIA GAS OF OHIO, INC.
                                 COLUMBIA GAS OF MARYLAND, INC.
                                 COLUMBIA GAS OF PENNSYLVANIA, INC.
                                 COLUMBIA GAS OF VIRGINIA, INC.
                                 COLUMBIA NETWORK SERVICES CORPORATION
                                 COLUMBIA PROPANE CORPORATION
                                 COLUMBIA ENERGY GROUP SERVICE CORPORATION
                                 COLUMBIA ATLANTIC TRADING CORPORATION
                                 COLUMBIA ENERGY SERVICES CORPORATION
                                 COLUMBIA ENERGY GROUP CAPITAL CORPORATION

                                 COLUMBIA ELECTRIC CORPORATION
                                 COLUMBIA PIPELINE CORPORATION
                                 COLUMBIA FINANCE CORPORATION
                                 COLUMBIA TRANSMISSION COMMUNICATIONS
                                  CORPORATION
                                 COLUMBIA ENERGY RESOURCES, INC.
                                 COLUMBIA INSURANCE CORPORATION, LTD.


                                 /s/  R. L. Dennis
                                      ------------
                                 Name:    R. L. Dennis
                                 Title:   Vice President


                                 COLUMBIA GULF TRANSMISSION COMPANY
                                 COLUMBIA GAS TRANSMISSION CORPORATION
                                 COLUMBIA LNG CORPORATION


                                 /s/  M. E. Bockelmann
                                      ----------------
                                 Name:    M. E. Bockelmann
                                 Title:   Vice President

Date:  May 17, 2000

                                  EXHIBIT INDEX


     Exhibit          Description
     -------          -----------

       H              Proposed Form of Federal Register Notice